Exhibit (a)(5)(cv)

February 12, 2004

Dear PeopleSoft Stockholder:

Oracle Corporation has increased, to a price of $26.00 per share, its all-cash tender offer to acquire all outstanding shares of PeopleSoft, Inc. We believe this increased offer represents a compelling value for all PeopleSoft stockholders, particularly in light of PeopleSoft’s recent guidance below consensus Wall Street estimates for its first-quarter revenue and earnings estimates.

If You Want $26.00 Per Share, You Should Tender Now

Despite our all-cash premium offer, Mr. Conway, PeopleSoft’s CEO, and his Board have repeatedly refused to even discuss pursuing a transaction with Oracle. In fact, Mr. Conway and his Board have taken steps to further entrench themselves and deny you, the true owners of PeopleSoft, the ability to sell your shares to Oracle by:

•	Misleading PeopleSoft’s customers regarding our intentions and embarking on a lengthy and costly campaign to block Oracle’s proposed transaction — at any price.

•	Implementing a scorched earth customer poison pill that is designed to reduce the value of PeopleSoft to any acquirer, while providing no economic benefit to the stockholders.

•	Moving up PeopleSoft’s annual meeting by two months to drastically reduce the time available to solicit proxies for an alternate slate that is focused on your rights as a stockholder.

•	Refusing to remove PeopleSoft’s poison pill, thereby blocking your option to sell your shares to Oracle — at any price.

•	Awarding Mr. Conway a “golden parachute” benefit and severance package that could be worth more than $60 million to him based on our offer — while, once again, doing absolutely nothing to build value for you.

Send a Message to the PeopleSoft Board Today

The PeopleSoft Board is standing between you and our $26.00 per share all-cash offer. Tender your shares today and send a clear message to the PeopleSoft Board that you own PeopleSoft and that you want a board that is answerable to you and will put your interests ahead of their own.

With strong stockholder support, we are confident that our offer can be successfully completed. In the next few days you may also be receiving proxy materials from Oracle. Please vote the BLUE proxy card in favor of the slate of independent directors, who will be empowered to remove many of the current impediments to our tender offer — and stockholder choice. If you need information or assistance with voting or tendering, please call MacKenzie Partners, Inc. toll-free at (800) 322-2885.

We appreciate your support.

Sincerely,

Larry Ellison	Jeff Henley
Chief Executive Officer	Chairman and Chief Financial Officer

Important Notice

Oracle Corporation and its nominees to the PeopleSoft board will be soliciting proxies for use at the PeopleSoft 2004 Annual Meeting, or at any adjournment or postponement thereof, to vote in favor of the Oracle Nominees and Oracle’s proposed bylaw amendment and to vote on any other matters that shall be voted upon at the 2004 Annual Meeting. Oracle has filed a proxy statement on Schedule 14A with the Securities and Exchange Commission (“SEC”) in connection with this solicitation of proxies for the 2004 Annual Meeting (the “Proxy Statement”). Promptly after filing a definitive Proxy Statement with the SEC, Oracle will mail the Proxy Statement and a BLUE Proxy Card to each PeopleSoft stockholder entitled to vote at the Annual Meeting. Oracle has engaged MacKenzie Partners Inc. (“MacKenzie”) to assist it in the solicitation of proxies from PeopleSoft stockholders. Oracle has agreed to pay customary compensation to MacKenzie for such services. In addition, Oracle has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify them and certain related persons against certain liabilities relating to or arising out of the engagement. In its role as financial advisor to Oracle, Credit Suisse First Boston LLC (“CSFB”) may also assist in the solicitation of proxies from PeopleSoft stockholders. CSFB will not receive any fees for or in connection with its solicitation activities, other than the fees due CSFB for its services as financial advisor to Oracle and as Dealer Manager in connection with Oracle’s tender offer. In addition, directors, officers and employees of Oracle may solicit proxies although no additional compensation will be paid to directors, officers or employees for such services.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on February 12, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.